December 20, 2019

Pei Xu
Chief Financial Officer
Zhongchao Inc.
Nanxi Creative Center, Suite 218
841 Yan' An Middle Road
Jing' An District
Shanghai, China 200040

       Re: Zhongchao Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed December 12, 2019
           File No. 333-234807

Dear Ms. Xu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form F-1 filed December 12, 2019

Capitalization, page 65

1. It is unclear why you include a reference to the conversion of Class B shares both here and on page 67. Your disclosure references "Related Party Transaction" disclosure on page
       135; however, there is no discussion of Class B conversions on that page. Furthermore, it does not appear that any Class B shares are being converted as part of this offering.
       Please advise or revise your disclosures accordingly.
 Pei Xu
FirstName LastNamePei Xu
Zhongchao Inc.
December NameZhongchao Inc.
Comapany20, 2019
Page 2
December 20, 2019 Page 2
FirstName LastName
Dilution, page 66

2. It appears that your calculations of tangible net book value per share, pro forma tangible net book value per share and dilution per share to new investors are presented on a "when and if converted" basis where you have assumed conversion of all Class B shares into
         Class A shares. If true, please revise to more clearly disclose this approach. Please also separately present tangible net book value and pro forma tangible net book value amounts both in whole numbers and on a per share basis.

3. Please separately present the Class A and Class B shares in the post-offering ownership table. Such amounts should reconcile to your Pro Forma adjusted for IPO column in the
         Capitalization table.
       You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Lisa Etheredge,
Staff Accountant, at 202-551-3424, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or
Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Arila Zhou, Esq.